
January 20, 2023

Daniel Reuvers
Chief Executive Officer
Tactile Systems Technology, Inc.
3701 Wayzata Blvd, Suite 300
Minneapolis, MN 55416

>   **Re: Tactile Systems Technology, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 18, 2023**
>   **File No. 333-269287**

Dear Daniel Reuvers:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jane Park at 202-551-7439 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and
>   Services

cc: Jonathan Zimmerman, Esq.